Exhibit 12.1

TESARO, Inc.

CALCULATION OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2013	2014	2015 (a)	2016 (a)	2017
Earnings:	(dollars in thousands)
Income (Loss) from Operations before Income Taxes	$(92,362)	$(171,012)	$(247,749)	$(372,749)	$(494,802)
Add: Fixed Charges	129	4,081	15,832	17,158	20,833
Total Earnings Available for Fixed Charges	$(92,233)	$(166,931)	$(235,576)	$(355,591)	$(473,969)

Fixed Charges:
Interest Expense (b)	$—	$3,776	$15,414	$16,487	$19,758
Interest Portion of Rent Expense (c)	129	305	418	671	1,075
Total Fixed Charges	$129	$4,081	$15,832	$17,158	$20,833

Ratio of Earnings to Fixed Charges: (d)	N/A	N/A	N/A	N/A	N/A
Coverage Deficiency:	$92,362	$171,012	$251,408	$372,749	$494,802

(a)

Income (Loss) from Operations before Income Taxes for the years ended December 31, 2015 and 2016 have been revised to reflect our adoption of Financial Accounting Standards Board Accounting Standards Update, or ASU, No. 2014-09 effective January 1, 2017, with full retrospective application to January 1, 2015.

(b)	Includes the amortization of our debt discount and debt issuance costs.
(c)	Represents estimated interest associated with certain facility leases (at an assumed rate of 20% of total rent expense for facility leases).
(d)	The ratio of earnings to fixed charges was less than one-to-one for each of the years presented.